Exhibit 99.1

GDS Holdings Limited Files 2016 Annual Report on Form 20-F

Shanghai, China, April 19, 2017 — GDS Holdings Limited (“GDS Holdings” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 with the U.S. Securities and Exchange Commission (the “SEC”).

The annual report can be accessed on the Company’s investor relations website at investors.gds-services.com and on the SEC’s website at www.sec.gov. The Company will provide hardcopies of the annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ir@gds-services.com.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed cloud value proposition. The Company has a 15-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5119 6989

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com